

March 6, 2014

Via E-mail
Ellery W. Roberts
Chief Executive Officer
1847 Holdings LLC
590 Madison Avenue, 18th Floor
New York, NY 10022

> **Re: 1847 Holdings LLC**
> **Registration Statement on Form S-1**
> **Filed February 7, 2014**
> **File No. 333-193821**

Dear Mr. Roberts:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the principal business objective of acquiring controlling interests in small to medium size businesses in a variety of different industries. In addition, your company lacks a specific plan of operations for the next twelve months. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Prospectus Cover Page, page 2

4.   Please reference the applicability of penny stock rules to transactions in your securities. We note your risk factor disclosure concerning penny stock regulations on page 39.

Summary, page 4,

Overview of Our Business, page 4

5.   We note your disclosure on page 5 that Mr. Roberts has been operating as a "fundless sponsor" for the past four years. Please clarify here, if true, that you intend to operate under this same strategy and that you do not intend to directly use proceeds from this offering to make acquisitions. Additionally, we note your disclosure that Mr. Roberts has acquired three businesses using this method. Please advise whether the two businesses that you acquired a 50% interest in were subject to this method. If so, please clarify whether these businesses have been fully funded at this point. If not, please disclose when you expect these businesses to be fully funded, the amount of time left to pay any remaining amounts owed, and, whether the original owners may take possession of the businesses if this obligation is not fulfilled. Further, please discuss Mr. Roberts'

relationship with the third entity and disclose any conflicts that might arise from his association with the third entity.

Our Manager, page 5

6.   We note your disclosure on page 6 that with respect to your management consulting business, you will pay your manager a flat quarterly fee of $43,750. Please tell us whether you expect sufficient revenues from your management consulting business to cover this fee. To the extent that you will use proceeds from this offering to pay this fee, please revise your disclosure accordingly.

7.   We note your disclosure on page 6, and elsewhere, that your manager has consummated 29 acquisitions since 2000. However, we note your disclosure on page 47 that your manager is a newly created entity. In addition, we note your disclosure on page 6, and elsewhere, that your management team has more than 60 years of combined experience in acquiring and managing businesses. However, we note that Mr. Roberts is your sole employee, and the only key employee of your manager. Please reconcile these disclosures.   Further, please remove the reference to the combined experience of your management team.

8.   We note your disclosure on page 7, and elsewhere, concerning your operating agreement. Please file the operating agreement as an exhibit to this registration statement or tell us why you believe you are not required to file it. Refer to Item 601(b)(10) of Regulation S-K.

9.   We note your risk factors on pages 27 through 31, discussing the numerous risks associated with the management fees and profit allocation to be paid to your manager. Please revise your prospectus summary to identify the most significant risks associated with the management fees and profit allocation.

10.   We note your discussion of your board of directors on page 12. Please balance your disclosure here to state, if true, that shareholders will not have the ability to elect any directors, per your risk factor disclosure on page 19.

Company Structure and History, page 12

11.   We note that you will distribute a Schedule K-1 to investors. Please add a risk factor to discuss the risk that the Schedule K-1 is complex and may result in a costly tax bill and that the Schedule K-1 may lead to a taxable event for an investor, even if they have not sold their securities.

Organizational Chart, page 13

12.   Please revise your chart to disclose that Mr. Roberts is the sole managing member of 1847 Partners Class A Member LLC and 1847 Partners Class B Member LLC, and that Mr. Roberts owns 98% and 100% of the entities, respectively. We note your disclosure to this effect on page 47. In addition, please disclose that Mr. Roberts is the sole managing member of your manager, 1847 Partners LLC, and please state the percentage of ownership that Mr. Roberts has of the entity. Further, please disclose the beneficial owners and their percentage of ownership of the remaining entities on the chart: PPI Management Group LLC, Christals Management LLC, PPI Acquisition Holdings LLC, and Peekay Acquisition LLC.

The Offering, page 15

13.   Please revise your discussion of your dividend and distribution policy to clarify that there is no guarantee that you will make distributions following this offering.

Risk Factors, page 19

14.   Your risk factor section includes a substantial number of risks that appear generic to any issuer or offering. Please revise these risk factors to demonstrate risks specific to you. Refer to Item 503(c) of Regulation S-K.

15.   We note that your auditors have issued a going concern opinion to your financial statements. Please include a risk factor, which discusses the substantial doubt about your ability to continue as a going concern. This risk factor should discuss the risks to you from the possibility that your revenues will not be sufficient to meet your operating costs and highlight that your current liabilities exceed your current assets.

16.   We note your disclosure on page 55 that the termination of the management services agreement will not affect your manager's rights to receive profit allocations. Please include a risk factor to discuss the potential risks presented by this situation. Please also address the risk that you may incur significant fees if you terminate your management services agreement.

Because our Chief Executive Officer controls …, page 19

17.   Please expand this risk factor to clarify that your Chief Executive Officer may establish his own compensation, revise the fees to be paid to affiliates, and issue shares to himself and his affiliates.

The management fee and profit allocation to be paid . . ., page 30

18. We note your disclosure that any profit allocation may reduce the amount of cash available for distribution to your shareholders. If true, please revise this risk factor to state that the profit allocation may also significantly reduce the cash available for operations.

The offering price in this offering may not represent the value . . ., page 37

19. We note your disclosure that the offering price may not represent the value of your common shares. We also note your disclosure on page 32 that the offering price should not be considered an indication of the actual value of the securities. Please revise your risk factor to affirmatively state that the offering price does not represent the value of your common shares.

Our Manager, page 47

Our Manager as a Service Provider, page 48

20. Please provide a one page initial summary table that includes all of the fees payable to the manager or its affiliates. Additionally, we note your description of the fees to be paid and the examples provided. Please revise your disclosure to provide clearer descriptions of the fees to be paid, the circumstances under which such fees will be paid and when such fees will not be paid. Please ensure that all fee disclosure is presented in one section.

21. In future filings that require Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor by type of fee and break out the amounts paid pursuant to the reimbursement provision. Additionally, we note your disclosure on page 36 that you intend to pay the salary of your Chief Executive Officer. Please provide the disclosure required by Item 402 of Regulation S-K.

Termination Fee, page 51

22. We note your disclosure that a termination fee will be paid if your manager is terminated based on the vote of your board and your shareholders. However, on page 99, this appears to be required for at least two of the circumstances under which your manager may be terminated. Please revise, as appropriate, to clarify when this fee will be paid.

Offsetting Management Services Agreements, page 51

23. We note your disclosure that your manager may provide other services for your businesses that would offset the management fee. Please explain the other services your manager might provide that would result in it receiving an "offsetting fee," and please explain how you will be compensated in these situations.

Transaction Services Agreement, page 52

24.   Please revise your disclosure to provide examples of the types of transaction services your manager will provide pursuant to transaction services agreements. In addition, please indicate any similarities and differences between such services and the services that your manager will provide to you pursuant to the management services agreement. Further, please file this agreement in accordance with Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to file it.

Manager's Profit Allocation, page 52

25.   We note your disclosure on page 7 that the profit allocation has an equity-based component and a distribution-based component. Please revise this section to clarify these two components, or advise.

Supplemental Put Provision, page 59

26.   We note that if your manager is terminated, it may receive payment for the allocation shares it holds. Please disclose if it will receive payment, even if the manager is terminated for cause.

Plan of Operation, page 71

27.   We note your disclosure that you intend to pay salaries for assistants and analysts. Please revise your disclosure to provide more information regarding how you intend to use analysts in your business. Additionally, please reconcile this with your disclosure on page 77 that you will not have any employees other than Mr. Roberts.

Liquidity and Capital Resources of our Management Consulting Business, page 74

28.   We note your disclosure that you entered into a restricted stock purchase agreement with two consultants to the Company on September 15, 2013. Please identify the consultants and provide more detail concerning the services they provide to you. We note that on page 101, you identify Bevilacqua PLLC as one of the consultants. Further, please explain how the services provided by your consultants differ from the services you receive from your manager.

Market Opportunity, page 77

29.   We note your disclosure regarding acquisition multiples for small to middle market businesses on page 77. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Management, page 87

30.   For each named executive officer, director, or significant employee, please ensure that you provide the month and year each individual's employment started and ended with each entity referenced. If an officer or director assumed a different position during their tenure with a particular entity, please provide this date as well. This disclosure should be provided regarding their experience for at least the past 5 years. Please revise your disclosure to provide all information required by Item 401 of Regulation S-K. In addition, with reference to your disclosure on page 5 that Mr. Roberts has operated as a "fundless sponsor" for the past four years, please identify here which entity Mr. Roberts was employed by while working in this capacity.

Financial Statements, page F-4

31.   We note that you are a development stage company. Please identify and label the financial statements as those of a development stage entity.

Note 2 – Summary of Significant Accounting Policies, page F-8

32.   We note that you recorded revenues in the period ended December 31, 2013. Please tell us how this revenue was earned and your basis for recognizing it. Also, expand your disclosure to include a more detailed revenue recognition policy specific to your business.

Note 4 – Investments, page F-9

33.   We note that 875,000 shares were issued in exchange for 50% interest in each of PPI Management Group, LLC and Christals Management LLC. Please expand your disclosure to further explain how you account for the investment interests. As part of your revised disclosure please also explain how you determined the value of the investments at the time of issuance and how you will value them going forward.

Note 6 – Equity, page F-10

34.   We note that 150,000 shares were issued for professional services that are recorded as deferred financing costs of $15,000 as of December 31, 2013. Please explain to us in further detail the nature of these deferred costs and the reason for capitalizing them. In your explanation also explain how you determined the fair value of the services to be performed.

Item 16. Exhibits, page II-3

35.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinion with the next amendment, please provide draft copies for us to review. The draft opinions should be filed as EDGAR correspondence

Signatures, page 131

36.   If true, please identify Mr. Roberts as your controller or principal accounting officer and make similar revisions to your disclosure on page 87. Alternatively, please revise to identify your controller or principal accounting officer. Please refer to Instruction 1 to the Signatures section of Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   • the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ellery W. Roberts
1847 Holdings LLC
March 6, 2014
Page 9

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395, or Daniel Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3585 with any other questions.

                                        Sincerely,

                                        /s/ Stacie D. Gorman

                                        Stacie Gorman
                                        Attorney-Advisor

cc: Louis Bevilacqua, Esq. (*via e-mail*)